FILED BY: CHILES OFFSHORE INC.
                                          SUBJECT COMPANY: CHILES OFFSHORE INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                    AND DEEMED FILED PURSUANT TO RULE 14a-12(b)
                                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 SUBJECT COMPANY COMMISSION FILE NO.: 001-16005


The following press release was issued by Chiles Offshore Inc. on July 8, 2002:

                                 [CHILES LOGO]

                                                                 PRESS RELEASE

                CHILES OFFSHORE AND ENSCO INTERNATIONAL ANNOUNCE
              EFFECTIVE DATE OF REGISTRATION STATEMENT AND DATE FOR
                       MAILING PROXY STATEMENT/PROSPECTUS

Dallas, Texas, July 18, 2002....ENSCO International Incorporated (NYSE: ESV) and
Chiles Offshore Inc. (AMEX: COD) announced today that the registration statement related to the issuance of ENSCO stock in connection with ENSCO's proposed acquisition of Chiles Offshore was declared effective by the Securities and Exchange Commission on July 5, 2002.

As previously announced, the Chiles Board of Directors has set July 5, 2002 as the record date for determining stockholders entitled to vote on the transaction with ENSCO, which is subject to stockholder approval at a special meeting of Chiles stockholders to be held on August 7, 2002. It is expected that the proxy statement/prospectus related to the transaction will first be mailed to Chiles stockholders on or about July 9, 2002.

ENSCO, headquartered in Dallas, Texas, provides contract drilling and marine transportation services to the international petroleum industry. Chiles, based in Houston, Texas, owns and operates a fleet of four ultra-premium jackup rigs with one additional ultra-premium jackup rig under construction that is expected to be delivered by the end of the third quarter of 2002.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW ENSCO INTERNATIONAL INCORPORATED'S REGISTRATION STATEMENT AND PROSPECTUS AND THE RELATED CHILES OFFSHORE INC. DEFINITIVE PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION FILED WITH THE SEC ON JULY 5, 2002 BEFORE MAKING ANY DECISION CONCERNING THE PROPOSED OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE http://WWW.SEC.GOV, AND AT ENSCO INTERNATIONAL INCORPORATED'S WEB SITE, http://WWW.ENSCOUS.COM, OR CHILES OFFSHORE INC.'S WEB SITE, http://WWW.CHILESOFFSHORE.COM. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

PARTICIPANTS IN SOLICITATION

CHILES OFFSHORE INC. AND ITS RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CHILES OFFSHORE INC.'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING CHILES OFFSHORE INC.'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN CHILES OFFSHORE INC.'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2002.

For further information, please contact Dick Fagerstal, Senior Vice President and Chief Financial Officer at (212) 621-9283 or (713) 339-3777 or via e-mail at: dfagerstal@chilesoffshore.com and / or visit our website at www.chilesoffshore.com.